EXHIBIT 12

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Six
						Months	Months
	Year Ended December 31,					Ended	Ended
	2004	2005	2006	2007	2008	6/30/2009	6/30/2009
EARNINGS
Income Before Income Taxes	$204,837	$228,082	$197,273	$204,394	$190,133	$224,304	$185,595
Fixed Charges (as below)	139,421	133,293	142,388	161,849	164,660	180,053	88,656
Total Earnings	$344,258	$361,375	$339,661	$366,243	$354,793	$404,357	$274,251

FIXED CHARGES
Interest Expense	$69,071	$65,041	$72,723	$80,034	$89,851	$103,207	$49,704
Credit for Allowance for Borrowed Funds Used During Construction	1,750	4,352	7,465	5,315	4,609	6,646	3,852
Estimated Interest Element in Lease Rentals	68,600	63,900	62,200	76,500	70,200	70,200	35,100
Total Fixed Charges	$139,421	$133,293	$142,388	$161,849	$164,660	$180,053	$88,656

Ratio of Earnings to Fixed Charges	2.46	2.71	2.38	2.26	2.15	2.24	3.09